UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EFactor Group Corp.

(Name of Issuer)

Common Stock

(Title of class of securities)

28201T104

(CUSIP number)

October 1, 2014

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28201T104	SCHEDULE 13G	Page 2 of 7 Pages

1.	Name of Reporting Person: Quintessentially Publishing Limited
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: England
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,465,131
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 12,465,131
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,465,131
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 13.0%
12.	Type of Reporting Person: CO

CUSIP No. 28201T104	SCHEDULE 13G	Page 3 of 7 Pages

1.	Name of Reporting Person: Quintessentially Partners LLP
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: England
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,465,131
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 12,465,131
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,465,131
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 13.0%
12.	Type of Reporting Person: CO

CUSIP No. 28201T104	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer:

EFactor Group Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

425 2nd Street, Suite 100 San Francisco, California 94107

Item 2.	(a)	Name of Person Filing:

Quintessentially Publishing Limited Quintessentially Partners LLP

	(b)	Address or Principal Business Office or, if none, Residence:

Quintessentially Publishing Limited 29 Portland Place London W1B 1QB England (United Kingdom) Quintessentially Partners LLP 29 Portland Place London W1B 1QB England (United Kingdom)

	(c)	Citizenship or Place of Organization:

England

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

28201T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 28201T104	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	12,465,131	(1)
(b) Percent of class:	13.0%	(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	12,465,131	(1)
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	12,465,131	(1)

(1)	Quintessentially Publishing Limited (“Quintessentially Publishing”) is a private limited company incorporated and registered in England and the direct holder of the shares reported herein (the “Shares”). Quintessentially Partners LLP (“Quintessentially LLP”) is a limited liability partnership incorporated and registered in England. The designated members of Quintessentially LLP (the “Designated Members”) are currently Paul Drummond, Ben Elliot and Aaron Simpson. As a result of their positions as Designated Members, each of the Designated Members may be deemed to share beneficial ownership of the Shares.

(2)	Based upon 64,768,471 shares of the Issuer’s common stock reported to be outstanding as of August 11, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on August 14, 2014 and an additional 31,000,000 shares of the Issuer’s common stock issued by the Issuer in connection with that certain exchange transaction between the Issuer and Eleqt Ltd., as more fully described in the Issuer’s Current Report on Form 8-K filed on October 6, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

CUSIP No. 28201T104	SCHEDULE 13G	Page 6 of 7 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 28201T104	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2014	Quintessentially Publishing Limited

/s/ Paul Drummond
	By:	Paul Drummond
	Title:	Director of Quintessentially Publishing Limited

Dated: October 14, 2014	Quintessentially Partners LLP

/s/ Paul Drummond
	By:	Paul Drummond
	Title:	Director of Quintessentially Partners LLP